

December 16, 2022

Christopher Cage
Chief Financial Officer
Leidos Holdings, Inc.
1750 Presidents Street
Reston, Virginia 20190

> **Re: Leidos Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-33072**

Dear Christopher Cage:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Guarantors and Issuers of Guaranteed Securities, page 45

1. We note your disclosure that Leidos Holdings, Inc. has fully and unconditionally guaranteed the obligations of its subsidiary, Leidos, Inc. under several notes, collectively referred to as "the Notes." However, within Exhibit 22, you identify Leidos, Inc. as a guarantor of debt securities issued by Leidos Holdings, Inc., and also identify Leidos, Inc. as a subsidiary issuer for additional guaranteed securities not referenced in your disclosure on page 45. Please revise your disclosure, or update Exhibit 22, to reconcile the issuers, guarantors, and related guaranteed securities referenced on page 45 with those identified in Exhibit 22 or tell us why no revision is necessary. Refer to Rule 13-01(a) and (a)(1) of Regulation S-X and Item 601(b)(22)(i) of Regulation S-K**.**

2. You disclose on page 45 that the underlying subsidiaries of Leidos, Inc. do not guarantee

the obligations under the Notes and have been excluded from the financial information presented. We also note your presentation of "Investments in consolidated subsidiaries" as a line item within the summarized financial information disclosed on page 45. Please tell us what this line item represents, and whether it includes investments in non-issuer and/or non-guarantor subsidiaries. In this regard, note that an issuer's or guarantor's investment in a subsidiary that is not an issuer or guarantor shall not be presented in the summarized financial information of issuers and guarantors of guaranteed securities required by Rule 13-01(a)(4) of Regulation S-X. Refer to Rule 13-01(a)(4)(iii) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jerry Howe, Esq.